Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021

During the three-month periods ended September 30, 2022 and 2021, we had an average of 117.0 and 91.7 vessels, respectively, in our fleet.

During the three-month period ended September 30, 2022, we did not purchase, sell or take delivery of any vessels. In the three-month period ended September 30, 2021, we accepted delivery of the secondhand container vessel Gialova with a TEU capacity of 4,578 and we sold the container vessel Venetiko with a TEU capacity of 5,928. Furthermore, during the three-month period ended September 30, 2021, we accepted delivery of 27 secondhand dry bulk vessels (Eracle, Peace, Bernis, Sauvan, Verity, Pride, Alliance, Manzanillo, Dawn, Acuity, Seabird, Discovery, Aeolian, Comity, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Athena and Farmer) with an aggregate DWT of 1,337,162.

In the three-month periods ended September 30, 2022 and 2021, our fleet ownership days totaled 10,764 and 8,434 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$216.2	$289.5	$73.3	33.9%
Voyage expenses	(4.4)	(14.2)	9.8	n.m.
Voyage expenses – related parties	(3.0)	(4.0)	1.0	33.3%
Vessels’ operating expenses	(49.7)	(65.0)	15.3	30.8%
General and administrative expenses	(2.3)	(2.6)	0.3	13.0%
Management fees – related parties	(8.2)	(11.0)	2.8	34.1%
General and administrative expenses - non-cash component	(2.3)	(1.3)	(1.0)	(43.5%)
Amortization of dry-docking and special survey costs	(2.7)	(3.8)	1.1	40.7%
Depreciation	(37.3)	(41.8)	4.5	12.1%
Gain on sale of vessels	16.7	-	(16.7)	n.m.
Foreign exchange gains	-	0.2	0.2	n.m.
Interest income	0.1	1.0	0.9	n.m.
Interest and finance costs	(24.2)	(31.2)	7.0	28.9%
Change in fair value of equity securities	7.1	-	(7.1)	n.m.
Income from equity method investments	7.1	0.8	(6.3)	(88.7%)
Dividend income from investment in equity securities	1.8	-	(1.8)	n.m.
Other	0.5	0.6	0.1	20.0%
Loss on derivative instruments	(0.2)	(1.7)	1.5	n.m.
Net Income	$115.2	$115.5

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$216.2	$289.5	$73.3	33.9%
Accrued charter revenue	1.0	(4.3)	(5.3)	n.m.
Amortization of time charter assumed	(0.1)	0.1	0.2	n.m.
Voyage revenue adjusted on a cash basis (1)	$217.1	$285.3	$68.2	31.4%

1

Vessels’ operational data	Three-month period ended September 30,			Percentage
	2021	2022	Change	Change

Average number of vessels	91.7	117.0	25.3	27.6%
Ownership days	8,434	10,764	2,330	27.6%
Number of vessels under dry-docking	5	4	(1)

Segmental Financial Summary

Three-month period ended September 30, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$182.4	$33.8	$-	$216.2
Voyage expenses	(2.4)	(2.0)	-	(4.4)
Voyage expenses – related parties	(2.6)	(0.4)	-	(3.0)
Vessels’ operating expenses	(40.8)	(8.9)	-	(49.7)
General and administrative expenses	(1.9)	(0.4)	-	(2.3)
Management fees – related parties	(6.6)	(1.6)	-	(8.2)
General and administrative expenses - non-cash component	(1.9)	(0.4)	-	(2.3)
Amortization of dry-docking and special survey costs	(2.7)	-	-	(2.7)
Depreciation	(33.7)	(3.6)	-	(37.3)
Gain on sale of vessels	16.7	-	-	16.7
Interest income	0.1	-	-	0.1
Interest and finance costs	(22.9)	(1.3)	-	(24.2)
Change in fair value of equity securities	-	-	7.1	7.1
Income from equity method investments	-	-	7.1	7.1
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	0.5	-	-	0.5
Loss on derivative instruments	(0.2)	-	-	(0.2)
Net Income	$84.0	$15.2	$16.0	$115.2

Three-month period ended September 30, 2022
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$211.5	$78.0	$-	$289.5
Voyage expenses	(2.9)	(11.3)	-	(14.2)
Voyage expenses – related parties	(3.0)	(1.0)	-	(4.0)
Vessels’ operating expenses	(42.2)	(22.8)	-	(65.0)
General and administrative expenses	(1.6)	(1.0)	-	(2.6)
Management fees – related parties	(6.8)	(4.2)	-	(11.0)
General and administrative expenses - non-cash component	(0.8)	(0.5)	-	(1.3)
Amortization of dry-docking and special survey costs	(3.2)	(0.6)	-	(3.8)
Depreciation	(31.8)	(10.0)	-	(41.8)
Foreign exchange gains	0.2	-	-	0.2
Interest income	0.6	0.4	-	1.0
Interest and finance costs	(25.9)	(5.3)	-	(31.2)
Income from equity method investments	-	-	0.8	0.8
Other	0.5	0.1	-	0.6
Loss on derivative instruments	(1.1)	(0.6)	-	(1.7)
Net Income	$93.5	$21.2	$0.8	$115.5

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

2

Voyage Revenue

Voyage revenue increased by 33.9%, or $73.3 million, to $289.5 million during the three-month period ended September 30, 2022, from $216.2 million during the three-month period ended September 30, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, by one container vessel acquired during the third quarter of 2021 and 27 and 13 dry bulk vessels acquired during the third and the fourth quarter of 2021, respectively, and (ii) increased charter rates in certain of our container vessels, partly off-set by revenue not earned by one container vessel and one dry bulk vessel sold during the first and the second quarter of 2022, respectively, and three container vessels sold during the six-month period ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 31.4%, or $68.2 million, to $285.3 million during the three-month period ended September 30, 2022, from $217.1 million during the three-month period ended September 30, 2021. Accrued charter revenue for the three-month period ended September 30, 2022 was a negative amount of $4.3 million and for the three-month period ended September 30, 2021 was a positive amount of $1.0 million.

Voyage Expenses

Voyage expenses were $14.2 million and $4.4 million for the three-month periods ended September 30, 2022 and 2021, respectively. Voyage expenses increased period over period due to the increased size of our fleet and mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $4.0 million and $3.0 million for the three-month periods ended September 30, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended September 30, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $65.0 million and $49.7 million during the three-month periods ended September 30, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,037 and $5,895 for the three-month periods ended September 30, 2022 and 2021, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.6 million and $2.3 million during the three-month periods ended September 30, 2022 and 2021, respectively, and include amounts of $0.67 million and $0.63 million, respectively, that were paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $11.0 million and $8.2 million during the three-month periods ended September 30, 2022 and 2021, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2022 amounted to $1.3 million, representing the value of the shares issued to a related party manager on September 30, 2022. General and administrative expenses - non-cash component for the three-month period ended September 30, 2021 amounted to $2.3 million, representing the value of the shares issued to a related party manager on September 30, 2021.

3

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $3.8 million and $2.7 million during the three-month periods ended September 30, 2022 and 2021, respectively. During the three-month period ended September 30, 2022, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended September 30, 2021, two vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended September 30, 2022 and 2021 was $41.8 million and $37.3 million, respectively.

Gain on Sale of Vessels

During the three-month period ended September 30, 2022, no vessels were sold.

During the three-month period ended September 30, 2021, we recorded a gain of $16.5 million from the sale of the container vessel Venetiko, which was classified as vessel held for sale during the first quarter of 2021, and an additional gain of $0.2 million from the sale of the container vessel Halifax Express, which was sold in the first half of 2021.

Vessels Held for Sale

As of September 30, 2022, the container vessels Sealand Illinois, Sealand Michigan, York (initially classified as vessels held for sale during the fourth quarter of 2021), Sealand Washington, and Maersk Kalamata (initially classified as vessels held for sale during the first quarter of 2022) continue to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the third quarter of 2022 since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

During the three-month period ended September 30, 2021, the container vessels ZIM New York, and ZIM Shanghai were classified as vessels held for sale (initially classified as vessels held for sale as of June 30, 2021). No loss on vessels held for sale was recorded during the third quarter of 2021, since each vessel’s estimated market value exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $1.0 million and $0.1 million for the three-month periods ended September 30, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $31.2 million and $24.2 million during the three-month periods ended September 30, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021.

Change in Fair Value of Equity Securities / Dividend Income from Investment in Equity Securities

Change in fair value of equity securities of $7.1 million for the three-month period ended September 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at September 30, 2021 compared to the fair value of such shares as of June 30, 2021. Furthermore, in the three-month period ended September 30, 2021, we received a special dividend from ZIM in the amount of $1.8 million. During the fourth quarter of 2021 we sold all the ordinary shares of ZIM we owned.

Income from Equity Method Investments

Income from equity method investments for the three-month period ended September 30, 2022 was $0.8 million ($7.1 million for the three-month period ended September 30, 2021) representing our share of the income in jointly owned companies set up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), with York. As of September 30, 2022 and September 30, 2021 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels. The decreased income from equity method investments in the third quarter of 2022 compared to the third quarter of 2021 is mainly attributable to the recorded capital gain on the sale of one jointly owned vessel during the third quarter of 2021.

4

Loss on Derivative Instruments

As of September 30, 2022, we hold 28 interest rate derivatives and two cross currency rate swaps all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of September 30, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $36.7 million. During the three-month period ended September 30, 2022, a gain of $21.2 million has been included in OCI and a loss of $0.1 million has been included in Loss on Derivative Instruments.

Cash Flows

Three-month periods ended September 30, 2022 and 2021

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$125.9	$141.8
Net Cash Used in Investing Activities	$(395.8)	$(17.5)
Net Cash Provided by / (Used in) Financing Activities	$219.3	$(96.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2022, increased by $15.9 million to $141.8 million, from $125.9 million for the three-month period ended September 30, 2021. The increase is mainly attributable to increased cash from operations of $68.1 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.2 million, by the increased payments for interest (including swap payments) of $4.8 million during the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021 and by the increased dry-docking and special survey costs of $3.3 million during the three-month period ended September 30, 2022 compared to the three-month period ended September 30, 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was $17.5 million in the three-month period ended September 30, 2022, which mainly consisted of payments (i) for upgrades for certain of our container and dry bulk vessels and (ii) for the purchase of short-term investments in US Treasury Bills.

Net cash used in investing activities was $395.8 million in the three-month period ended September 30, 2021, which mainly consisted of (i) payments for the acquisition of 10 secondhand dry bulk vessels, (ii) settlement payments for the delivery of one container vessel and 15 secondhand dry bulk vessels, (iii) advance payments for the acquisition of five secondhand dry bulk vessels, (iv) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, pursuant to the Share and Purchase Agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (v) payments for upgrades for certain of our container and dry bulk vessels, partly off-set by proceeds we received from the sale of one container vessel and by return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $96.3 million in the three-month period ended September 30, 2022, which mainly consisted of (a) $66.2 million net payments relating to our debt financing agreements (including proceeds of $46.0 million we received from one of our debt financing agreements), (b) $7.7 million we paid for the re-purchase of 0.6 million of our common shares, (c) $10.3 million we paid for dividends to holders of our common stock for the second quarter of 2022, (d) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from April 15, 2022 to July 14, 2022.

5

Net cash provided by financing activities was $219.3 million in the three-month period ended September 30, 2021, which mainly consisted of (a) $240.6 million net proceeds relating to our debt financing agreements (including proceeds of $300.9 million we received from our debt financing agreements), (b) $10.8 million we paid for dividends to holders of our common stock for the second quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from April 15, 2021 to July 14, 2021.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021

During the nine-month periods ended September 30, 2022 and 2021, we had an average of 117.4 and 75.4 vessels, respectively, in our fleet.

In the nine-month period ended September 30, 2022, we accepted delivery of (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the nine-month period ended September 30, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458, and the dry bulk vessel Thunder, with DWT of 57,334.

In the nine-month period ended September 30, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno and Gialova with an aggregate TEU capacity of 49,909 and we sold the container vessels Halifax Express, Prosper and Venetiko with an aggregate TEU capacity of 12,322 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

Furthermore, in the nine-month period ended September 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. Fifteen of the dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena and Farmer) that were part of the acquisition with an aggregate DWT of 850,163, were delivered to us during the nine-month period ended September 30, 2021. In addition, in the nine-month period ended September 30, 2021, we accepted delivery of another fifteen secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo and Thunder) with an aggregate DWT of 659,021.

In the nine-month periods ended September 30, 2022 and 2021, our fleet ownership days totaled 32,043 and 20,583 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data (1)

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$509.7	$848.4	$338.7	66.5%
Voyage expenses	(7.5)	(34.0)	26.5	n.m.
Voyage expenses – related parties	(7.3)	(11.7)	4.4	60.3%
Vessels’ operating expenses	(119.3)	(198.3)	79.0	66.2%
General and administrative expenses	(6.0)	(9.3)	3.3	55.0%
Management fees – related parties	(19.9)	(32.9)	13.0	65.3%
General and administrative expenses – non-cash component	(5.5)	(5.7)	0.2	3.6%
Amortization of dry-docking and special survey costs	(7.6)	(9.5)	1.9	25.0%
Depreciation	(96.0)	(124.2)	28.2	29.4%
Gain on sale of vessels, net	18.1	21.3	3.2	17.7%
Foreign exchange gains	0.2	0.5	0.3	150.0%
Interest income	1.6	1.1	(0.5)	(31.3%)
Interest and finance costs	(60.8)	(86.5)	25.7	42.3%
Fair value measurement of equity securities	58.1	-	(58.1)	n.m.
Income from equity method investments	12.0	1.6	(10.4)	(86.7%)
Dividend income from investment in equity securities	1.8	-	(1.8)	n.m.
Other	3.6	2.3	(1.3)	(36.1%)
Loss on derivative instruments	(1.2)	(2.6)	1.4	116.7%
Net Income	$274.0	$360.5

6

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2021	2022	Change	Change

Voyage revenue	$509.7	$848.4	$338.7	66.5%
Accrued charter revenue	3.2	0.8	(2.4)	(75.0%)
Amortization of time charter assumed	(0.5)	0.2	0.7	n.m.
Voyage revenue adjusted on a cash basis (1)	$512.4	$849.4	$337.0	65.8%

Vessels’ operational data	Nine-month period ended September 30,			Percentage
	2021	2022	Change	Change

Average number of vessels	75.4	117.4	42.0	55.7%
Ownership days	20,583	32,043	11,460	55.7%
Number of vessels under dry-docking	14	16	2

Segmental Financial Summary

Nine-month period ended September 30, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels (2)	Other	Total
Voyage revenue	$475.1	$34.6	$-	$509.7
Voyage expenses	(5.4)	(2.1)	-	(7.5)
Voyage expenses – related parties	(6.9)	(0.4)	-	(7.3)
Vessels’ operating expenses	(110.2)	(9.1)	-	(119.3)
General and administrative expenses	(5.6)	(0.4)	-	(6.0)
Management fees – related parties	(18.3)	(1.6)	-	(19.9)
General and administrative expenses – non-cash component	(5.0)	(0.5)	-	(5.5)
Amortization of dry-docking and special survey costs	(7.6)	-	-	(7.6)
Depreciation	(92.3)	(3.7)	-	(96.0)
Gain on sale of Vessels, net	18.1	-	-	18.1
Foreign exchange gains	0.2	-	-	0.2
Interest income	1.6	-	-	1.6
Interest and finance costs	(59.5)	(1.3)	-	(60.8)
Fair value measurement of equity securities	-	-	58.1	58.1
Income from equity method investments	-	-	12.0	12.0
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	3.6	-	-	3.6
Loss on derivative instruments	(1.2)	-	-	(1.2)
Net Income	$186.6	$15.5	$71.9	$274.0

7

Nine-month period ended September 30, 2022
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$591.7	$256.7	$-	$848.4
Voyage expenses	(7.3)	(26.7)	-	(34.0)
Voyage expenses – related parties	(8.5)	(3.2)	-	(11.7)
Vessels’ operating expenses	(126.4)	(71.9)	-	(198.3)
General and administrative expenses	(6.0)	(3.3)	-	(9.3)
Management fees – related parties	(20.2)	(12.7)	-	(32.9)
General and administrative expenses – non-cash component	(3.5)	(2.2)	-	(5.7)
Amortization of dry-docking and special survey costs	(8.5)	(1.0)	-	(9.5)
Depreciation	(94.6)	(29.6)	-	(124.2)
Gain on sale of vessels	17.8	3.5	-	21.3
Foreign exchange gains	0.5	-	-	0.5
Interest income	0.7	0.4	-	1.1
Interest and finance costs	(73.3)	(13.2)	-	(86.5)
Income from equity method investments	-	-	1.6	1.6
Other	1.3	1.0	-	2.3
Loss on derivative instruments	(1.7)	(0.9)	-	(2.6)
Net Income	$262.0	$96.9	$1.6	$360.5

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

Voyage Revenue

Voyage revenue increased by 66.5%, or $338.7 million, to $848.4 million during the nine-month period ended September 30, 2022, from $509.7 million during the nine-month period ended September 30, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, as well as by revenue earned by 16 container vessels and 43 dry bulk vessels acquired during the year ended December 31, 2021, and (ii) increased charter rates in certain of our container vessels during the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021, partly off-set by revenue not earned by one container vessel and one dry bulk vessel sold during the first and the second quarter of 2022, respectively, and five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 65.8%, or $337.0 million, to $849.4 million during the nine-month period ended September 30, 2022, from $512.4 million during the nine-month period ended September 30, 2021. Accrued charter revenue for the nine-month periods ended September 30, 2022 and 2021 was a positive amount of $0.8 million and $3.2 million, respectively.

Voyage Expenses

Voyage expenses were $34.0 million and $7.5 million for the nine-month periods ended September 30, 2022 and 2021, respectively. Voyage expenses increased period over period primarily due to the increased number of vessels in our fleet, and mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $11.7 million and $7.3 million for the nine-month periods ended September 30, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.1 million and $0.9 million, in the aggregate, for the nine-month periods ended September 30, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $198.3 million and $119.3 million during the nine-month periods ended September 30, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,189 and $5,797 for the nine-month periods ended September 30, 2022 and 2021, respectively. The increase in the daily operating expenses during the nine-month period ended September 30, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

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General and Administrative Expenses

General and administrative expenses were $9.3 million and $6.0 million during the nine-month periods ended September 30, 2022 and 2021, respectively, and include $2.0 million and $1.9 million, respectively, that were paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $32.9 million and $19.9 million during the nine-month periods ended September 30, 2022 and 2021, respectively.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the nine-month period ended September 30, 2022 amounted to $5.7 million, representing the value of the shares issued to a related party manager on March 30, 2022, on June 30, 2022 and on September 30, 2022. General and administrative expenses – non-cash component for the nine-month period ended September 30, 2021 amounted to $5.5 million, representing the value of the shares issued to a related party manager on March 31, 2021, on June 30, 2021 and on September 30, 2021.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $9.5 million and $7.6 million during the nine-month periods ended September 30, 2022 and 2021, respectively. During the nine-month period ended September 30, 2022, 15 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the nine-month period ended September 30, 2021, 11 vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the nine-month periods ended September 30, 2022 and 2021 was $124.2 million and $96.0 million, respectively.

Gain on Sale of Vessels, net

During the nine-month period ended September 30, 2022, we recorded an aggregate gain of $21.3 million from the sale of the container vessel Messini (vessel classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022). During the nine-month period ended September 30, 2021, we recorded a net gain of $18.1 million from the sale of the container vessels Halifax Express (vessel classified as held for sale during the fourth quarter of 2020), Prosper and Venetiko (both vessels were classified as held for sale during the first quarter of 2021).

Vessels Held for Sale

During the nine-month period ended September 30, 2022, the container vessels Sealand Washington and Maersk Kalamata were classified as vessels held for sale and the container vessels Sealand Illinois, Sealand Michigan and York (initially classified as vessels held for sale during the fourth quarter of 2021) continued to be classified as vessels held for sale. No loss on vessels held for sale was recorded during the nine-month period ended September 30, 2022, since each vessel’s fair value less cost to sell, exceeded each vessel’s carrying value.

During the nine-month period ended September 30, 2021, the container vessels Zim New York and Zim Shanghai were classified as vessels held for sale (initially classified as vessels held for sale on June 30, 2021). No loss on vessels held for sale was recorded during the nine-month period ended September 30, 2021, since each vessel’s fair value less cost to sell, exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $1.1 million and $1.6 million for the nine-month periods ended September 30, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $86.5 million and $60.8 million during the nine-month periods ended September 30, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021.

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Fair value measurement of equity securities / Dividend Income from Investment in Equity Securities

Fair value measurement of equity securities of $58.1 million for the nine-month period ended September 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we owned as at September 30, 2021 of $61.9 million compared to the book value of these shares of $3.8 million as of December 31, 2020. Furthermore, in the nine-month period ended September 30, 2021, we received a special dividend from ZIM in the amount of $1.8 million. During the fourth quarter of 2021 we sold all the ordinary shares of ZIM we owned. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

Income from Equity Method Investments

Income from equity method investments for the nine-month period ended September 30, 2022, was $1.6 million ($12.0 million for the nine-month period ended September 30, 2021), representing our share of the income in jointly owned companies set up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), with York. As of September 30, 2022 and September 30, 2021 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels. The decreased income from equity method investments in the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 is mainly attributable to the recorded capital gain on the sale of one jointly owned container vessel during the third quarter of 2021.

Loss on Derivative Instruments

As of September 30, 2022, we hold 28 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of September 30, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $36.7 million. During the nine-month period ended September 30, 2022, a gain of $50.0 million has been included in OCI and a loss of $0.3 million has been included in Loss on Derivative Instruments.

Cash Flows

Nine-month periods ended September 30, 2022 and 2021

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$301.1	$457.2
Net Cash Used in Investing Activities	$(677.2)	$(39.4)
Net Cash Provided by / (Used in) Financing Activities	$482.6	$(55.4)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2022, increased by $156.1 million to $457.2 million, from $301.1 million for the nine-month period ended September 30, 2021. The increase is mainly attributable to increased cash from operations of $336.9 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $13.5 million, by the increased payments for interest (including swap payments) of $15.8 million during the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 and by the increased dry-docking and special survey costs of $12.2 million during the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was $39.4 million in the nine-month period ended September 30, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of the container vessel Messini and the dry bulk vessel Thunder and (ii) the maturity of part of short-term investments in US Treasury Bills.

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Net cash used in investing activities was $677.2 million in the nine-month period ended September 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, nine secondhand container vessels and 28 dry bulk vessels, (iii) advance payments for the acquisition of one secondhand container vessel and six secondhand dry bulk vessels (iv) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, pursuant to the Share and Purchase Agreement dated June 14, 2021 (agreed to acquire the equity interest of these companies at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities) and (v) payments for upgrades for certain of our container and dry bulk vessels, partly off-set by proceeds we received from the sale of three container vessels and by return of capital we received from one entity jointly -owned with York pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $55.4 million in the nine-month period ended September 30, 2022, which mainly consisted of (a) $125.3 million net proceeds relating to our debt financing agreements (including proceeds of $816.4 million we received from our debt financing agreements), (b) $60.1 million we paid for the re-purchase of 4.7 million of our common shares, (c) $78.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2021, the first quarter of 2022 and the second quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (d) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.6 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2021 to January 14, 2022, January 15, 2022 to April 14, 2022 and April 15, 2022 to July 14, 2022.

Net cash provided by financing activities was $482.6 million in the nine-month period ended September 30, 2021, which mainly consisted of (a) $550.0 million net proceeds relating to our debt financing agreements (including proceeds we received (i) from the issuance of €100.0 million unsecured bond on the Athens Exchange and (ii) from our debt financing agreements of an amount of $944.0 million), (b) $29.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2020, the first quarter of 2021 and the second quarter of 2021 and (c) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.5 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2020 to January 14, 2021, January 15, 2021 to April 14, 2021 and April 15, 2021 to July 14, 2021.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2022, we had Cash and cash equivalents of $715.9 million, consisting of cash, cash equivalents and restricted cash and $24.9 million invested in short-dated US Treasury Bills (Short-term investments). Furthermore, as of September 30, 2022, our liquidity stood at $897.3 million including (a) our share of cash amounting to $4.0 million held in joint venture companies set up pursuant to the Framework Deed and (b) $152.5 million of available undrawn funds from our two hunting license facilities.

Debt-free vessels

As of November 2, 2022, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

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Conference Call details:

On Wednesday, November 2, 2022 at 9:00 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until November 9, 2022. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 9395089.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 48 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 537,000 TEU (including two vessels that we have agreed to sell) and 45 dry bulk vessels with a total capacity of approximately 2,436,000 DWT. Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The table below provides additional information, as of November 2, 2022, about our fleet of containerships, including the vessels we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI (ex. COSCO GUANGZHOU)	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN (ex. COSCO NINGBO)	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(9)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(10)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(11)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(12)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(13)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	January 2029(14)
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(15)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(15)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(16)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	SEALAND WASHINGTON(iii)	Maersk	2000	6,648	25,000	January 2023 (17)
40	MAERSK KALAMATA(iii)	Maersk	2003	6,644	25,000	December 2022(17)
41	ZIM VIETNAM (ex. MAERSK KOLKATA)	ZIM	2003	6,644	53,000	October 2025
42	ZIM AMERICA (ex. MAERSK KINGSTON)	ZIM	2003	6,644	53,000	October 2025
43	ARIES	(*)/(*)	2004	6,492	(*)/58,500	March 2026(18)

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Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	ARGUS	(*)/(*)	2004	6,492	(*)/58,500	April 2026(19)
45	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
46	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
47	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
48	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(20)
49	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(20)
50	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(21)
51	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(21)
52	OAKLAND	Maersk	2000	4,890	24,500	March 2023
53	GIALOVA	ZIM	2009	4,578	25,500	April 2024
54	DYROS	Maersk	2008	4,578	22,750	January 2024
55	NORFOLK	Maersk	2009	4,259	30,000	May 2023
56	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	February 2028(22)
57	VOLANS	ZIM	2010	4,258	24,250	April 2024
58	VIRGO	Maersk	2009	4,258	30,200	February 2024
59	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	January 2028(23)
60	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
61	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
62	ULSAN	Maersk	2002	4,132	34,730	January 2026
63	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(24)
64	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(24)
65	LAKONIA	COSCO	2004	2,586	26,500	March 2025
66	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
67	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	February 2026(25)
68	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
69	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2022
70	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
71	MICHIGAN	MSC/(*)	2008	1,300	18,700/(*)	September 2025(26)
72	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(27)
73	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	March 2026(28)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

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(10)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(11)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(12)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(14)	Navarino is currently chartered to MSC at a daily rate of $31,000 until January 1, 2025, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(15)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(16)	Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(17)	The daily rate for Sealand Washington and Maersk Kalamata has been determined on a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration dates of the charters of these vessels represent latest redelivery dates.
(18)	Vessel’s daily charter rate will be $58,500 from March 2023. Until then the vessel is chartered at an undisclosed rate.
(19)	Vessel’s daily charter rate will be $58,500 from April 2023. Until then the vessel is chartered at an undisclosed rate.
(20)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(21)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(22)	Vulpecula is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in February 2023 (estimated on the earliest redelivery date) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(23)	Vela is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in January 2023 (estimated on the earliest redelivery date) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(24)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(25)	Etoile is currently chartered at an undisclosed rate until February 20, 2023, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 36 to 39 months at an undisclosed rate.
(26)	Michigan is currently chartered to MSC at a daily rate of $18,700 until September 15, 2023, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(27)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(28)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until March 19, 2024, at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

15

Dry Bulk Vessel Fleet List

The table below provides information, as of November 2, 2022, about our fleet of dry bulk vessels.

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	COMITY	2010	37,302
31	VERITY	2012	37,163
32	PARITY	2012	37,152
33	ACUITY	2011	37,149
34	EQUITY	2013	37,071
35	DISCOVERY	2012	37,019
36	TAIBO	2011	35,112
37	BERNIS	2011	34,627
38	MANZANILLO	2010	34,426
39	ADVENTURE	2011	33,755
40	ALLIANCE	2012	33,751
41	CETUS	2010	32,527
42	PROGRESS	2011	32,400
43	MINER	2010	32,300
44	KONSTANTINOS	2012	32,178
45	RESOURCE	2010	31,776

16

Consolidated Statements of Income

	Nine months ended September 30,		Three months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2021	2022	2021	2022

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$509,721	$848,428	$216,226	$289,491

EXPENSES:
Voyage expenses	(7,480)	(34,014)	(4,409)	(14,181)
Voyage expenses – related parties	(7,339)	(11,726)	(3,038)	(3,986)
Vessels’ operating expenses	(119,316)	(198,330)	(49,716)	(64,979)
General and administrative expenses	(5,960)	(9,290)	(2,251)	(2,565)
Management fees – related parties	(19,939)	(32,868)	(8,153)	(10,976)
General and administrative expenses – non-cash component	(5,523)	(5,701)	(2,316)	(1,341)
Amortization of dry-docking and special survey costs	(7,564)	(9,459)	(2,717)	(3,813)
Depreciation	(96,010)	(124,236)	(37,284)	(41,760)
Gain on sale of vessels, net	18,075	21,250	16,669	-
Foreign exchange gains	147	555	1	168
Operating income	$258,812	$444,609	$123,012	$146,058

OTHER INCOME / (EXPENSES):
Interest income	$1,554	$1,093	$65	$955
Interest and finance costs	(60,793)	(86,444)	(24,245)	(31,233)
Income from equity method investments	12,005	1,593	7,054	817
Fair value measurement of equity securities	58,144	-	7,050	-
Dividend income from investment in equity securities	1,833	-	1,833	-
Other	3,631	2,299	648	619
Loss on derivative instruments	(1,219)	(2,634)	(207)	(1,724)
Total other income / (expenses)	$15,155	$(84,093)	$(7,802)	$(30,566)
Net Income	$273,967	$360,516	$115,210	$115,492
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Net Income available to common stockholders	$250,665	$337,214	$107,356	$107,638

Earnings per common share, basic and diluted	$2.04	$2.74	$0.87	$0.89
Weighted average number of shares, basic and diluted	122,845,943	123,295,035	123,299,457	121,458,291

17

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2021	As of September 30, 2022
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$276,002	$619,832
Restricted cash	8,856	10,855
Short-term investments	-	24,873
Accounts receivable	20,978	20,716
Inventories	21,365	25,005
Due from related parties	-	3,447
Fair value of derivatives	-	19,254
Insurance claims receivable	3,970	6,176
Asset held for sale	78,799	129,301
Time charter assumed	198	199
Accrued charter revenue	7,361	10,731
Prepayments and other	8,595	9,491
Total current assets	$426,124	$879,880
FIXED ASSETS, NET:
Right-of-use assets	$191,303	$-
Vessels and advances, net	3,650,192	3,705,212
Total fixed assets, net	$3,841,495	$3,705,212
NON-CURRENT ASSETS:
Equity method investments	$19,872	$20,268
Deferred charges, net	31,859	48,797
Accounts receivable, non-current	5,076	5,251
Restricted cash	68,670	85,237
Fair value of derivatives, non-current	3,429	41,892
Accrued charter revenue, non-current	8,183	7,698
Time charter assumed, non-current	667	518
Other non-current assets	1,666	-
Total assets	$4,407,041	$4,794,753
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$272,365	$356,019
Accounts payable	18,865	12,982
Due to related parties	1,694	833
Finance lease liabilities	16,676	-
Accrued liabilities	27,304	39,124
Unearned revenue	23,830	27,746
Fair value of derivatives	6,876	5,470
Other current liabilities	2,417	2,481
Total current liabilities	$370,027	$444,655
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,169,718	$2,313,445
Finance lease liabilities, net of current portion	99,689	-
Fair value of derivatives, net of current portion	7,841	21,776
Unearned revenue, net of current portion	33,867	34,649
Total non-current liabilities	$2,311,115	$2,369,870
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Treasury stock	-	(60,095)
Additional paid-in capital	1,386,636	1,418,574
Retained earnings	341,482	573,984
Accumulated other comprehensive income / (loss)	(2,231)	47,753
Total stockholders’ equity	$1,725,899	$1,980,228
Total liabilities and stockholders’ equity	$4,407,041	$4,794,753

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Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Voyage revenue	$509,721	$848,428	$216,226	$289,491

Accrued charter revenue (1)	$3,170	$782	$1,024	$(4,287)
Amortization of time-charter assumed	$(463)	$148	$(118)	$50
Voyage revenue adjusted on a cash basis (2)	$512,428	$849,358	$217,132	$285,254

Adjusted Net Income available to common stockholders (3)	$177,802	$330,436	$81,540	$107,378
Weighted Average number of shares	122,845,943	123,295,035	123,299,457	121,458,291
Adjusted Earnings per share (3)	$1.45	$2.68	$0.66	$0.88

Net Income	$273,967	$360,516	$115,210	$115,492
Net Income available to common stockholders	$250,665	$337,214	$107,356	$107,638
Weighted Average number of shares	122,845,943	123,295,035	123,299,457	121,458,291
Earnings per share	$2.04	$2.74	$0.87	$0.89

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

19

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022	2021	2022

Net Income	$273,967	$360,516	$115,210	$115,492
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Net Income available to common stockholders	250,665	337,214	107,356	107,638
Accrued charter revenue	3,170	782	1,024	(4,287)
General and administrative expenses - non-cash component	5,523	5,701	2,316	1,341
Amortization of Time charter assumed	(463)	148	(118)	50
Realized loss on Euro/USD forward contracts (1)	26	1,806	200	856
Gain on sale of vessels, net	(18,075)	(21,250)	(16,669)	-
Non-recurring, non-cash write-off of loan deferred financing costs	363	2,395	-	56
Gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	(5,726)	-	(5,726)	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,219	2,634	207	1,724
Non-recurring payments for loan cancellation fees	-	1,006	-	-
Fair value measurement / Change in fair value of equity securities	(58,144)	-	(7,050)	-
Other non-recurring, non-cash items	(756)	-	-	-
Adjusted Net Income available to common stockholders	$177,802	$330,436	$81,540	$107,378
Adjusted Earnings per Share	$1.45	$2.68	$0.66	$0.88
Weighted average number of shares	122,845,943	123,295,035	123,299,457	121,458,291

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring payments for loan cancellation fees, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

20